Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510

Fax: 949/673-4525

August 14, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Amanda Ravitz, Assistant Director

Washington, D.C. 20549

RE:	SkyWolf Wind Turbine Corporation

Registration Statement on Form S-1

Filed May 15, 2017

File No. 333-218013

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendment to the Form S-1 (originally filed May 15, 2017) for SkyWolf Wind Turbine Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated June 9, 2017 (the “Comment Letter”) in response to the filing of a Registration Statement on Form S-1 on May 15, 2017. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Prospectus Cover Page

1. We note your disclosure in the third sentence of the second paragraph. Revise to disclose only the single method of distribution you currently contemplate using, such as best-efforts through officers and directors. If you seek to later include any material information with respect to the plan of distribution not previously disclosed in the registration statement, or any material change to such information in the registration statement, you must do so by post-effectively amending the registration statement.

Response: In consideration of the comments received from the Staff of the Commission, the Company the referenced disclosure has been revised to disclose only the single method of distribution the Company currently contemplates using.

2. On page 49 you indicate that you qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please revise your prospectus cover page to indicate your status an emerging growth company.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to indicate the Company’s status an emerging growth company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has provided a copy of the Company’s registration statement to qualified institutional buyers and institutions that are accredited investors. Further, the Company has presented the written communications attached as Exhibit A to this Correspondence to potential investors in reliance on Section 5(d) of the Securities Act. Other than as described herein, there are no other written communications that have been presented to potential investors in reliance on Section (d) of the Securities Act; provided, however, that the Company shall provide the Staff of the Commission copies of all written communications if it elects to present such communications to potential investors in the future.

Prospectus Summary, page 6

4. Revise the prospectus summary to highlight the information presented under the caption “Going Concern” on page 52. Also, please revise your risk factors section to include a risk factor discussing this information. Please also explain to us why your selling shareholder prospectus cover page differs in this regard from the direct offering cover page.

Response: In consideration of the comments received from the Staff of the Commission, the referenced prospectus summary disclosure has been revised to highlight the information presented under the caption “Going Concern” on page 52 and the Company’s risk factor disclosure has been revised to include a risk factor discussing this information. Further, the Company has elected to cancel the registration of shares held by the “Selling Shareholders” (as previously defined in the Original Form S-1 Registration Statement) and, as a result, the Company has removed all disclosures relating to the Selling Shareholder’s secondary offering, including the selling shareholder prospectus cover page.

5. Throughout, where you make qualitative or quantitative statements regarding your market or product, provide objective support for those statements or clearly identify them as management’s belief. For example, we note your claims that you are the “only company that sells a state of the art, patented Solar Hybrid Wind Turbine System,” that you offer the “best return on investment” and that your products “exponentially increase efficiency and electric energy output.” When you say your product has been shown to do something and/or provide statistical data about its performance, discuss the origin of the data. You should have a reasonable basis for your claims. For example, it appears that there may be at least one other company selling a hybrid wind-solar product.

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Response: In consideration of the comments received from the Staff of the Commission regarding certain qualitative statements regarding the Company’s market or product, the Company’s disclosures has been revised to either remove such statements, provide objective support for such statements or clearly identify them as management’s belief.

6. Revise to remove the implication that your product operates to provide clean drinking water and saves lives, unless it is true. In addition, describe any business you currently have in developing countries.

Response: In consideration of the comments received from the Staff of the Commission, the Company’s disclosures has been revised to remove the referenced disclosure that our product provides “clean drinking water and saves lives.” Further, the business section of our prospectus contains descriptions of our contacts with potential business partners in developing countries.

7. It appears that much of your disclosure is aspirational in nature. Where you discuss your proposed business, also clarify what steps and capital are still needed to achieve the anticipated sales and to provide a realistic picture of your presently addressable market. For example, revise to highlight that you have only sold three units to date and that you may not be able to scale your business to address the targeted markets.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to clarify what steps and capital are still needed to achieve the anticipated sales and to provide a realistic picture of the Company’s presently addressable market. Specifically, please note the section labelled “Risks and Uncertainties Facing the Company.”

8. We note your intended certification from the Small Wind Certification Council and CE marking. Please ensure that an appropriate section of your prospectus details the necessary government approvals for marketing and using your product, as well as expected capital expenditures to secure the disclosed certifications. Also explain what the enumerated certifications will allow you to do. For example, are you prohibited from making sales without a CE mark?

Response: In consideration of the comment received from the Staff of the Commission, the Company has revised its disclosures to ensure that an appropriate section of the Company’s prospectus details the necessary government approvals for marketing and using the Company’s product, as well as expected capital expenditures to secure the disclosed certifications. Also, the Company has revised its disclosures to explain what the enumerated certifications will allow the Company to do.

Shares of common stock in the Company are subject to resale restrictions . . ., page 15

9. Please revise the last sentence of this section to remove any implication that purchasers in this registered offering will be subject to the limitations in Rule 144.

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Response: In consideration of the comments received from the Staff of the Commission, the Company has revised the last sentence of the referenced disclosure to remove any implication that purchasers in the registered offering will be subject to the limitations in Rule 144.

Business and Market Summary, page 22

10. Expand your disclosure to clearly and specifically identify the tax inducements involved in making your product attractive. Also, where you refer to other government programs, explain specifically how you anticipate that they will enhance your business.

Response: In consideration of the comments received from the Staff of the Commission, the Company has expanded its disclosure to clearly and specifically identify the tax inducements involved in making the Company’s product attractive. Also, where the Company refers to other government programs, the Company has expanded its disclosures to explain specifically how it anticipates that they will enhance the Company’s business.

The Business: Wind-Solar Hybrid Turbines . . .., page 22

11. Refer to the graphs and charts on pages 23 through 29. Please identify the sources for these graphics, and where you use data or studies, indicate the sources of the data. Also, it is unnecessary to include pictures of your issued patents and other very technical documents and jargon and it is unlikely that these enhance an investor’s understanding of your product or this offering. Revise as appropriate.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to either remove or identify the sources of data and graphics in the referenced disclosures. Also, the Company has revised its disclosures to remove pictures of the Company’s issued patents.

The Marketplace, page 24

12. Please revise to clarify the significance of the bullet points presented at the bottom of page 25. Are the presented figures the number of entities listed on the left? If so, is this data presented to suggest that your product could potentially be sold to each entity listed? Your revised disclosure should clearly indicate why the numbers are presented.

Response: In consideration of the comments received from the Staff of the Commission, the Company has removed the referenced disclosures in order to avoid confusion.

The Company’s Presence in the Market, page 29

13. Please file all material agreements.

Response: In consideration of the comments received from the Staff of the Commission, the Company has filed all material agreements.

14. Please revise to provide more detailed information regarding your relationships with potential customers, including whether any of the disclosed discussions have led to sales. As examples only, we note your submissions of several feasibility studies, that your product is “being considered” by authorities in New York and “discussions” with Foxconn Corp. Your revised disclosure should clearly indicate the status of the disclosed relationships, what barriers remain to completing the disclosed potential sales and whether competitors are engaged in similar discussions with the potential customers.

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Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to provide more detailed information regarding our relationships with potential customers, including whether any of the disclosed discussions have led to sales.

Intellectual Property and Patents Awarded, page 34

15. Please revise to disclose the duration of your patents.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to disclose the duration of the Company’s patents.

Strategic Partners and Suppliers, page 40

16. Please revise to clarify the identities of the strategic partners you mention in this section’s second sentence and the rights and obligations of the parties to these relationships. Given the disclosure concerning your reliance on these suppliers, please provide us your analysis of whether the agreements evidencing these relationships need be filed as exhibits. Also, please clarify the nature of your relationships with the three entities named below the first paragraph.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to clarify the nature of the Company’s relationships with the three entities named below the first paragraph. However, the Company has not filed agreements evidencing its relationships with its suppliers as exhibits because the Company has no existing agreements in place with such suppliers. Transactions with such suppliers are conducted through purchase orders on an as needed basis.

Market Strategy Map, page 42

17. Please revise to clarify the nature of the “$11M in quotes” you disclose in the last sentence before your “Equipment Financing” heading. If these quotes have not translated to sales, please state so clearly.

Response: In consideration of the comments received from the Staff of the Commission, the Company has removed the referenced disclosures for purposes of clarity.

Research and Development, page 49

18. Please tell us why you disclose the amount you spent in 2015 instead of your most recently completed fiscal year.

Response: The Company disclosed the amount it spent in Research and Development expenses in 2015 instead of its most recently completed fiscal year because the Company shifted its focus from research and development activities in 2015 to marketing and commercialization in 2016 and, as a result, did not incur significant expense for research and development activities in 2016. However, in consideration of the comments received from the Staff of the Commission, the Company has expanded its disclosures to include expenditures related to research and development activities for the Company’s most recently completed fiscal year.

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Employees, page 49

19. Please reconcile the disclosure concerning Mr. Morrell’s employment agreement with the disclosure on page 59 that you have no employment agreements with your named executive officers. File the employment agreement, as appropriate.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to reconcile the disclosure concerning Mr. Morrell’s employment agreement with the disclosure on page 59 that it had no employment agreements with its named executive officers. Further, the employment agreement has been filed as an exhibit.

Business Plan, page 51

20. Please clarify the reference to an offering in the second sentence of the second paragraph. If this means the current offering, please reconcile the disclosure here with the disclosure in your Use of Proceeds section on page 16.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to clarify the reference to an offering in the second sentence of the second paragraph and to reconcile the disclosure here with the disclosure in the Company’s Use of Proceeds section on page 16.

Potential Revenue, page 51

21. You must have a reasonable basis for any projections. Though you may have established a selling price for the three units you sold, provide significant additional information addressing (1) why you believe that the selling price and your costs will remain constant; (2) the basis for your conclusions about demand for your product and (3) how you will scale to meet the projected demand.

Response: In consideration of the comments received from the Staff of the Commission, the Company has expanded its disclosures to provide significant additional information addressing (1) why the Company believes that the selling price and your costs will remain constant; (2) the basis for its conclusions about demand for its product and (3) how it will scale to meet the projected demand.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

22. Please reconcile your disclosed revenues in 2016 with your disclosure on page 51 that indicates you had “total sales of $150,000” in New York that year. Also, please reconcile your disclosure regarding your need for “substantial working capital” with your disclosure on page 17.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to reconcile its disclosed revenues in 2016 with its disclosure on page 51 that indicates it had “total sales of $150,000” in New York that year and to reconcile its disclosure regarding its need for “substantial working capital” with its disclosure on page 17.

Transactions with Related Persons, page 61

23. Include the transactions disclosed on page F-12 or advise.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to include the transactions in the referenced disclosure.

Financial Statements

Note 1 – Description of Business

24. Describe to us the relationship between Sky Wolf Wind Turbine Corporation, the registrant in this Form S-1, and the SkyWolf Wind Turbine Corporation, having the same physical address and CEO, that filed with the SEC on April 12, 2016 a Form 10-K for the fiscal year ended December 31, 2015, using Commission file number 000-55303, and which, on October 25, 2016, filed a Form 15-12G terminating or suspending the need to file additional reports. Please also revise your business disclosure beginning on page 21 to ensure it includes all disclosures required by Regulation S-K Item 101(h), including your corporate history for the last three years.

Response: Sky Wolf Wind Turbine Corporation, the registrant in the Form S-1 (which is a New York corporation, referred to in this comment response as “SkyWolf New York”), and SkyWolf Wind Turbine Corporation, the referenced entity using Commission file number 000-55303 (which is a Delaware corporation, referred to in this comment response as “SkyWolf Delaware”) are distinct legal entities that have no existing relationship. SkyWolf New York and SkyWolf Delaware had contemplated a business combination, but the parties canceled such plans and no such business combination had occurred. Further, there is no expectation that such a business combination shall occur in the future.

25. Describe to us any transactions between the two companies, including any business combinations or mergers of entities under common control, and discuss your conclusion on whether SkyWolf Wind Turbine Corporation is a predecessor entity to the registrant. We see, for example, on page 9 in the SkyWolf Wind Turbine Corporation Form 10-Q filed on August 15, 2016 that it intended to combine with SkyWolf Wind Turbine, Corp., a private company that designs, develops, manufactures and sells “small wind” turbines.

Response: Sky Wolf Wind Turbine Corporation, the registrant in the Form S-1 (which is a New York corporation, referred to in this comment response as “SkyWolf New York”), and SkyWolf Wind Turbine Corporation, the referenced entity using Commission file number 000-55303 (which is a Delaware corporation, referred to in this comment response as “SkyWolf Delaware”) are distinct legal entities that have no existing relationship. SkyWolf New York and SkyWolf Delaware had contemplated a business combination, but no such business combination had occurred and there is no expectation that such a business combination shall occur. Therefore, SkyWolf Delaware is not a predecessor entity to the registrant, SkyWolf New York.

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26. In addition, describe to us any loan transactions that were consummated between the two entities over the last three years, the purpose of these loans, where they are currently presented on your balance sheet, or how they were treated in any business combination.

Response: Sky Wolf Wind Turbine Corporation, the registrant in the Form S-1 (which is a New York corporation, referred to in this comment response as “SkyWolf New York”), and SkyWolf Wind Turbine Corporation, the referenced entity using Commission file number 000-55303 (which is a Delaware corporation, referred to in this comment response as “SkyWolf Delaware”) were not parties to any business combination. However, in 2016 and 2015, SkyWolf New York advanced its affiliate, SkyWolf Delaware, $10,746 and $15,824, respectively, for operating expenses related to a contemplated business combination that was never consummated. These loans are presented in our financial statements as “related party transactions.”

Note 2 – Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-8

27. Revise to disclose the impact that recently issued ASU 2014-09, Revenue with Contracts from Customers, will have on your revenue recognition policy when adopted. Refer to SAB 74 (Topic 11M).

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to disclose the impact that recently issued ASU 2014-09, Revenue with Contracts from Customers, will have on its revenue recognition policy when adopted.

Note 12 – Related Party, page F-12

28. Please reconcile your disclosure in this note that an advance to an affiliate of $15,824 was written off during 2016 with the Statement of Cash Flows’ line item “Writeoff of due from affiliate,” which discloses $26,570 was written off in 2016.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to reconcile its disclosure in this note that an advance to an affiliate of $15,824 was written off during 2016 with the Statement of Cash Flows’ line item “Writeoff of due from affiliate,” which discloses $26,570 was written off in 2016.

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Selling Shareholders, page 70

29. Revise to disclose the transaction by which the selling security holders acquired the offered shares. Include the date of the transaction and the amount that the security holders paid for the offered securities.

Response: The Company has elected to cancel the registration of shares held by the “Selling Shareholders” (as previously defined in the Form S-1 Registration Statement originally filed on May 15, 2017) and, as a result, the Company has removed all disclosures relating to the Selling Shareholder’s secondary offering prospectus.

Shares Eligible for Future Sale, page 85

30. Revise to disclose the approximate number of holders of your common stock and the amount of common stock that could be sold pursuant to Rule 144.

Response: The Company has elected to cancel the registration of shares held by the “Selling Shareholders” (as previously defined in the Form S-1 Registration Statement originally filed on May 15, 2017) and, as a result, the Company has removed all disclosures relating to the Selling Shareholder’s secondary offering prospectus.

Item 15: Recent Sales of Unregistered Securities, page 89

31. We note your disclosure that the sales were made “in reliance upon one of the following exemptions,” and you list various exemptions. Please revise to clearly indicate which sales were made pursuant to which exemption listed.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to clearly indicate which sales were made pursuant to which exemption listed.

Item 16. Exhibits and Financial Statement Schedules, page 90

32. Please file the subscription agreement disclosed on page 18, the business loan agreement disclosed on page F-9 and the registration rights agreement disclosed on page 87.

Response: In consideration of the comments received from the Staff of the Commission, the Company has filed the referenced form of subscription agreement disclosed on page 18 and the referenced form of business loan agreement. However, Company did not file the referenced registration rights agreement since the Selling Shareholders’ secondary offering has been cancelled in the interim.

Signatures, page 93

33. You may not alter the form of text that Form S-1 requires in the signatures section. For example, it appears that your principal executive officer and principal financial and accounting officer did not sign the registration statement in those capacities because their signatures precede the second paragraph of text that Form S-1 requires. Please revise.

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Response: In consideration of the comments received from the Staff of the Commission, the Company has revised the signature page accordingly.

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In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413 or Lee W. Cassidy at (949) 673-4510. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both jlagman.tibercreek@gmail.com and lwcassidy@aol.com.

Sincerely,

/s/ Jarvis Lagman

Jarvis Lagman, Esq.
Cassidy & Associates

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